10737 Cutten Road, Houston, Texas 77066	281-397-6730 - phone
281-397-6765 - fax

June 1, 2021

VIA E-MAIL: FieldD@SEC.GOV

Donald Field

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	RCI Hospitality Holdings, Inc.
Registration Statement on Form S-3
Filed May 14, 2021
File No. 333-256158

Dear Mr. Field:

On behalf of RCI Hospitality Holdings, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 4:00 p.m., Eastern Time on June 3, 2021, or as soon thereafter as practicable.

If you have any questions or need any additional information, please contact Robert D. Axelrod of Axelrod & Smith at (713) 861-1996 x 2 or me at (281) 397-6730. I thank you in advance for your attention to this matter.

Very truly yours,

By:	/s/ Eric Langan, President
Eric Langan, President